Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equity Residential and ERP Operating Limited Partnership for the registration of an unspecified amount of common, preferred and depositary shares, warrants, share purchase contracts, debt securities and guarantees, and to the incorporation by reference therein of our reports dated February 21, 2019, with respect to the consolidated financial statements and schedule of Equity Residential and ERP Operating Limited Partnership and the effectiveness of internal control over financial reporting of Equity Residential and ERP Operating Limited Partnership included in their Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 5, 2019